Exhibit 2.6

AGREEMENT

Reference is made to the Registration Rights Agreement dated August 11, 2008 (the “Registration Rights Agreement”) by and among Kerry Propper, Steve Urbach, Jonas Grossman, Jianghan Huang, Dr. Richard D. Propper, Paula Beharry, Daniel Beharry, Li Zhang, Li Gong, Dr. Jianjun Shi, Xiaosong Zhong, Michael Walas, Mark Brewer and Ryan Hallman (collectively, the “Existing Shareholders”) and Chardan 2008 China Acquisition Corp. (the “Company”) and to the Warrant Sale Agreement (the “Warrant Sale Agreement”) dated January 15, 2010 by and among the Company, certain of the Existing Shareholders and the Law Offices of David J. Stern, PA, Professional Title and Abstract Company Of Florida, Inc., and Default Servicing, Inc. (the “Stern Entities”).  Pursuant to the Warrant Sale Agreement, the Company will issue a certain number of its ordinary shares to certain of the Existing Shareholders (the “Additional Shares”).

The Company, for good and valuable consideration in connection with the transactions related to the consummation of a business combination by the Company with the Stern Entities, acknowledges and agrees that, with respect to the Additional Shares, the applicable Existing Shareholders will be able to exercise such registration rights with respect to the Additional Shares as if the Additional Shares were originally included in the Registration Rights Agreement as Registrable Securities.

IN WITNESS WHEREOF, the execution of this Agreement is undertaken as of January 15, 2010.

CHARDAN 2008 CHINA ACQUISITION CORP.

By:	/s/ Kerry Propper
Name: Kerry Propper
Title: Chief Executive Officer